Black Coffee Company, LLC

Financial Statement

For fiscal year ended December 31, 2024

Black Coffee Company, LLC

Balance Sheet

Balance Sheet: CY 2024	
Current Assets	
Cash	$ 1,982.68
Inventory	$ 24,414.17
Total Current Assets	$ 26,396.85
Fixed Assets	
Property & Equipment	$ 94,412.55
Less: Accum. Deprec.	$ (8,385.00)
Net Fix Assets	$ 86,027.55
Total Assets	**$ 112,424.40**
Current Liabilities	
Credit Card	$ 16,654.49
Account Payable	$ 5,000.00
Total Current Liabilities	
Long Term Debt	$ 159,670.17
Total Liabilities	$ 181,324.66
Owner's Equity	
Contributions	$ 52,723.47
Retained Earnings	$ (121,623.73)
Total Owner's Equity	$ (68,900.26)
Total Liabilities & Owner's Equity	**$ 112,424.40**

Black Coffee Company, LLC
Income Statement

Income Statement	CY 2024
Revenue	$ 594,111.79
Cost of Goods Sold (COGS)	$ (164,596.42)
Gross Profit	$ 429,515.37
Wage & Contractor Expense	$ (242,376.78)
Occupency Expense	$ (40,723.75)
Supplies	$ (41,347.95)
Transaction & Commission Fees	$ (64,028.32)
Marketing/Advertising Expense	$ (30,863.10)
Insurance Expense	$ (7,347.49)
Utility Expense	$ (9,897.56)
General & Administrative	$ (79,085.40)
Depreciation & Amortization	$ (8,385.00)
Total Operating Expenses	$ (524,055.35)
Operating Income (Loss)	$ (94,539.98)
Interest Expense	$ (3,509.51)
Earnings Before Tax	$ (98,049.49)
Tax Expense	$ (24,218.81)
Net Income (Loss)	$ (122,268.30)

Black Coffee Company, LLC

Statement of Cash Flow

Statement of Cashflow: CY 2024	
Cash from Customers	$ 594,111.79
Paid to Suppliers	$ (188,091.18)
Paid to Employees & Contractors	$ (242,376.78)
Paid for Occupancy	$ (40,723.75)
Paid General & Adminstrative	$ (79,085.40)
Paid Marketing/Advertising	$ (30,863.10)
Paid for Insurance	$ (7,347.49)
Paid for Utilities	$ (9,897.56)
Paid Transaction & Commission Fees	$ (64,028.32)
Paid Tax Expense	$ (24,218.81)
Paid in Interest	$ (3,509.51)
Operating Cash Flows	**$ (96,030.11)**
Investing CF	
Purchased Fixed Asset	$ (18,179.27)
Total Investing Activities	**$ (18,179.27)**
Financing Cash Flow	
Crowdfunding Loan	$ 106,311.00
Owners Contribution	$ 40,134.47
Pay Short Term Debt	$ (17,668.94)
Pay Long Term Debt	$ (13,524.75)
Total Financing Activities	**$ 115,251.78**
Change in Cash/Net Cash Flow: CY2024	$ 1,042.40
Beginning Cash:	$ 940.28
Ending Cash:	**$ 1,982.68**

Black Coffee Company, LLC

Notes To The Unaudited Financial Statements

NOTE 1: ORGANIZATION AND NATURE OF ACTIVITIES

The Black Coffee Company sells the freshest organic coffee beans, loose leaf tea, and branded merchandise so that our team can create resources and opportunities for our communities. We invest in people and ideas that boldly push our society forward, while staying true to the legacy we stand upon. Our raw values are Entrepreneurship, Financial Freedom, and Community Empowerment.

Black Coffee Atlanta (flagship coffee shop) opened its doors on Juneteenth 6/19/21 and has become a hub for entrepreneurs, creatives, and the local community. We have partnered with multiple community-based organizations, federal/state/city officials, and not-for-profit organizations to provide mentoring resources and support for multiple community projects.

Our in-demand coffee shop and event space is over 2,000 sq ft, has a huge parking lot, delicious drinks, and an amazing vibe. Our coffee shop address is 1800 Jonesboro Rd. SE. Atlanta, GA 30315. We invite vendors to come and set up tables to showcase their products and services, and to help build their business.

Black Coffee Company sources all of their coffee beans from fair trade, single-source farms from across the globe. Currently we have coffee from Ethiopia, Kenya, Brazil, Costa Rica and Peru. We roast our coffee medium to dark.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (*US GAAP*). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 the Company's cash and cash equivalents did not exceed FDIC insured limits.